Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

July 18, 2014

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on July 11, 2014 and July 14, 2014, regarding Post-Effective Amendment No. 102 to the Registration Statement on Form N-1A for the Direxion Daily Mid Cap Bull 2X Shares, Direxion Daily Small Cap Bull 2X Shares, Direxion Daily 7-10 Year Treasury Bull 2X Shares, Direxion Daily 20+ Year Treasury Bull 2X Shares, Direxion Daily Mid Cap Bear 2X Shares, Direxion Daily Small Cap Bear 2X Shares, Direxion Daily 7-10 Year Treasury Bear 2X Shares and the Direxion Daily 20+ Year Treasury Bear 2X Shares (the “Funds”), series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on May 23, 2014. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus (All Funds as Applicable)

1.	Please confirm supplementally that the contractual fee waiver agreement will be filed with the SEC.

The Trust confirms that the amended Appendix A to the Operating Expense Limitation Agreement will be filed with the SEC in the Trust’s Post-Effective Amendment No. 111.

2.	In instances in which a Fund’s index provides significant exposure to a single industry, please consider disclosing the concentration of the index in a particular industry and including the corresponding risks of investment in that industry.

The Trust responds by making the requested disclosure for those Funds where the Fund’s index provides a significant exposure to a single industry. The Trust confirms supplementally that no index has exposure to a single industry in excess of 25% of the index. In certain instances in which an index has significant

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July 18, 2014

industry exposure that is 25% or less of the index, the relevant Fund discloses that industry in order to provide investors with additional information to better understand and evaluate the index.

3.	With respect to the volatility information provided in the “Effects of Compounding and Market Volatility Risk” under each Fund’s “Principal Investment Risks” section, please consider presenting the volatility figures as of the most recent calendar year end, as opposed to the most recent calendar-quarter end, to be consistent with the presentation used in other Direxion Shares ETF Trust registration statements.

The Trust responds by presenting the information as of the most recent calendar year end to maintain consistency in presentation among the other Direxion Shares ETF Trust registration statements.

4.	In each Bull Fund’s principal investment strategy please consider making the following disclosure more prominent by presenting the text in bold:

Because of daily rebalancing and the compounding of each day’s return over time, the return of the Fund for periods longer than a single day will be the result of each day’s returns compounded over the period, which will very likely differ from 200% of the return of the Index over the same period. The Fund will lose money if the Index performance is flat over time, and as a result of daily rebalancing, the Index’s volatility and the effects of compounding, it is even possible that the Fund will lose money over time while the Index’s performance increases.

Similarly, in each Bull Fund’s principal investment strategy please consider making the following disclosure more prominent by presenting the text in bold:

Because of daily rebalancing and the compounding of each day’s return over time, the return of the Fund for periods longer than a single day will be the result of each day’s returns compounded over the period, which will very likely differ from -200% of the return of the Index over the same period. The Fund will lose money if the Index performance is flat over time, and as a result of daily rebalancing, the Index’s volatility and the effects of compounding, it is even possible that the Fund will lose money over time while the Index’s performance decreases.

The Trust responds by making the requested revisions.

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July 18, 2014

5.	In the “Principal Investment Risks” section for each Fund under “Effects of Compounding and Market Volatility Risk”, please consider shading the corresponding “Table 1” so as to graphically depict how a Fund will deviate from the returns that a shareholder might expect.

The Trust agrees to revise its current graphical presentation, Table 1, going forward so that Table 1 depicts potential deviations in a Fund’s returns.

The Trust agrees to include that graphical presentation in the Funds’ Prospectus as follows:

For a Bull Fund

Table 1

For a Bear Fund:

Table 1

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July 18, 2014

Prospectus (Bear Funds)

6.	In each Bear Fund’s “Annual Fund Operating Expenses” table, please confirm whether “Other Expenses” reflects dividend payments on short sales or interest expenses on borrowing and, if so, please consider adding a footnote to that affect.

The Trust notes that each Bear Fund intends to achieve its investment objective by obtaining short exposure to its respective underlying index by utilizing future and forward contracts. The Trust confirms that these types of financial instruments do not pay dividends, accordingly, expenses for dividend payments on short sales are not incurred, and are therefore not reflected in the “Other Expenses” line item to the table. Additionally, shorting these types of financial instruments does not require a Bear Fund to pay interest related to borrowing, and, accordingly, the Trust confirms that expenses related to borrowing are also not reflected in the “Other Expenses” line item.

Statement of Additional Information

1.	Under the section “Investment Restrictions,” please consider revising the last sentence of fundamental investment limitation number four by changing “may” to “will” so as to alleviate any sense of discretion in a Fund’s concentration policy.

The Trust responds by making the requested revision.

2.	Under the section “Additional Information Concerning Shares – Transaction Fees”, please state that the redemption fee on Creation Units will not exceed 2.00%.

The Trust responds by adding the following sentence:

The Transaction Fees applicable to a redemption of Creation Units will not exceed 2% of the value of the redemption proceeds.

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July 18, 2014

*            *             *            *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis
Name: Eric W. Falkeis Title: Principal Executive Officer

cc:	Eric S. Purple, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC